EXHIBIT 99.1

October 5, 2018

EARLY WARNING REPORT

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”). In connection with certain private family estate planning matters, David Wolfin (“Mr. Wolfin”), the Company’s President & CEO and a director, now has control or direction over 7,858,756 common shares of Coral (the "Shares"), representing approximately 15.78% of the total issued shares of the Company (on an undiluted basis).

Mr. Wolfin, and all persons acting jointly or in concert with him, previously held 8,331,228 common shares of Coral, and stock options to purchase another 1,700,000 Shares, and therefore Mr. Wolfin now holds or has control or direction over a total of 16,189,984 common shares, representing approximately 32.52% of the total current issued and outstanding common shares of the Company on an undiluted basis, together with stock options to purchase another 1,700,000 Shares, or a potential total of up to 17,889,984 Shares, representing approximately 35.93% of the then total issued and outstanding shares of the Company on a fully-diluted basis (assuming exercise of Mr. Wolfin’s stock options). Mr. Wolfin intends to hold the securities for investment purposes. Depending upon market conditions and other factors, Mr. Wolfin may from time to time acquire additional securities of the Company, dispose of some or all of the existing or additional securities he holds in the Company, or will hold or may continue to hold his current position.

Additional information concerning the foregoing is contained in the Early Warning Report filed by Mr. Wolfin on SEDAR under the Coral’s profile.

About Coral

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Our overall objective is to generate long-term wealth for shareholders.

“David Wolfin”

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.